

Mail Stop 3561

September 19, 2017

Via E-mail
Choi Lin Hung
President
Jerash Holdings (US), Inc.
Al-Tajamouat Industrial Estate
Sahab – P.O. Box 22
Amman, 11636, Jordan

Re: Jerash Holdings (US), Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 7, 2017
File No. 333-218991

Dear Mr. Choi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2017 letter.

Certain Relationships and Related Transactions, page 45

1. Please revise to provide the disclosures of the amounts of each related party transaction for the fiscal years ended 2017 and 2016 that were to Ford Glory. See the Instruction to Item 404 of Regulation S-K.

2. For the advances from affiliates and related persons, please provide the disclosure required by Item 404(a)(5) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities

3.   We note your reliance upon Regulation D Rule 506. Please clarify whether the investors were all accredited investors.

Exhibits

4.   Refer to comment 17. It is unclear how you determined that the related party agreements with Ford Glory are not material. Please file these agreements as exhibits or advise. See Item 601(b)(10)(ii)(A) of Regulation S-K

5.   We note your response to comment 18 that you have revised exhibits 10.1 and 10.2; however, it appears you have not filed those revised exhibits. Similarly, we note the missing signatures for exhibits 10.7, 10.8 and 10.9. Please advise or revise.

        You may contact Raj Rajan, Staff Accountant, at 202 551-3388 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Alexander R. McClean, Esq.
        Harter Secrest & Emery LLP